VIA EDGAR

December 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Doris Stacey Gama
Mr. Joe McCann

Re:	Korro Bio, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-275353

Acceleration Request
	Requested Date:	December 22, 2023
	Requested Time:	4:05 p.m., Eastern Time

Dear Ms. Gama and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Korro Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 22, 2023, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

KORRO BIO, INC.

/s/ Ram Aiyar
Ram Aiyar
President, Chief Executive Officer and Director
Korro Bio, Inc.

cc:	Vineet Agarwal, Chief Financial Officer, Korro Bio, Inc. Shelby Walker, General Counsel, Korro Bio, Inc. Kingsley L. Taft, Esq., Goodwin Procter LLP Daniel Hughes, Esq., Goodwin Procter LLP